November 4, 2010

John J. Harrington, Attorney-Adviser

United States Securities and Exchange Commission

Division of Corporate Finance

100 F St., N.E.

Washington, D.C. 20549

Re:      ColorStars Group (the “Company”)

            Form 10-12G filed with the Securities and Exchange Commission (the “Commission”) on September 3, 2010 (the “Form”)

            Form 10-12G/A filed with the Commission on November 1, 2010 (“Amendment No. 1”)

Dear Mr. Harrington:

             On behalf of the Company, we are responding to the comments received by you via voicemail on November 3, 2010 (the “Voicemail”) with respect to Amendment No. 1.

            Per your Voicemail request, we have provided a copy of Amendment No. 2 to the Form (“Amendment No. 2”) which includes the requested interim financial statements for the period ended June 30, 2010.  Furthermore, included in this response letter, we have provided a more detailed response to comments #28, #29, #31, and #32 contained in that certain comment letter from the staff (the “Staff”) of the Commission dated September 28, 2010 (the “Letter”).

            For your convenience, we have repeated each of the aforementioned comments contained in the Letter immediately prior to our response below.

Recent Sales of Unregistered Securities

  Your disclosure in this section indicates that you raised approximately $2.7 million through stock sales from May 13, 2009 to May 15, 2009.  Please explain why this amount is not consistent with the proceeds from issuances of common stock during 2008 and 2009 that are included in your cash flow statement.  Also discuss material financing activities and their impact on cash flows in your MD&A.

Response:  The Company is relying upon its in-house accountants to provide an explanation for this Comment #28.  The Company has requested that its in-house accountants provide to it the explanation requested by this comment; however, at this time, the Company has not yet been provided such an explanation.  Once the Company receives the requested explanation from its in-house accountants, the Company will immediately provide such explanation to the Commission.

Financial Statements

  In Note 8, we note that the Company acquired 174,000 shares of Anteya Technology Corp from related parties at approximately $1.97 per share.  Please tell us and disclose the amount paid for the remainder of the 522,000 shares purchased during the year ended December 31, 2008. Further more please explain the significant difference in value attributed to the 478,000 shares purchased in 2009 at approximately 0.87 per share.

Response: The Company is relying upon its in-house accountants to provide an explanation for this Comment #29.  The Company has requested that its in-house accountants provide to it the explanation requested by this comment; however, at this time, the Company has not yet been provided such an explanation.  Once the Company receives the requested explanation from its in-house accountants, the Company will immediately provide such explanation to the Commission.

  In Note 14, it appears that some of your acquisitions may be significant individually, or in the aggregate. Please provide disclosures required by Rule 8-04 of the Regulation S-X, as applicable.

Response: The Company is relying upon its in-house accountants to provide the disclosures requested by this Comment #31.  The Company has requested that its in-house accountants provide to it the disclosures required by Rule 8-04 of Regulation S-X; however, at this time, the Company has not yet been provided such disclosures.  Once the Company receives the requested disclosures from its in-house accountants, the Company will immediately provide such disclosures to the Commission.

  In Note 14, in your disclosure describing pro forma consolidated results, you appear to state that at the time your financial statements were prepared, the company was still working to complete the valuation of the assets and liabilities acquired in your acquisition.  Please refer to ASC 805-10-25.  As the measurement period for this acquisition has recently concluded, please tell us and update your financial statements to disclose whether any adjustment has been made to your purchase price allocation.

Response:  The Company is relying upon its in-house accountants to provide the disclosures and updated financial statements requested by this Comment #32.  The Company has requested that its in-house accountants provide to it the disclosures and updated financial statements requested by this comment; however, at this time, the Company has not yet been provided such disclosures and updated financial statements.  Once the Company receives the requested disclosures and updated financial statements from its in-house accountants, the Company will immediately provide such disclosures and updated financial statements to the Commission.

In connection with the Company’s responding to the comments set forth in the Voicemail, we are authorized to state that the Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing of the Registration Statement on Form 10-12G;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

            If you have any questions regarding our changes in accordance with the comments in the Voicemail, please do not hesitate to call. Thank you for assisting with the review process.

                                                                        Sincerely,

                                                                        Joyce, Thrasher, Kaiser & Liss, LLC

                                                                        /s/ Collin A. Garner, Esq.

                                                                        Collin A. Garner, Esq.